SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934

                          REZconnect Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                           (Title Class of Securities)

                                    297868101
                                 (CUSIP Number)

                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

(1)  Names of Reporting Companies ....................................      yourTravelBiz.com, Inc. and YTB Travel and Cruises, Ltd.

     I.R.S. Identification Numbers ...................................      37-1407604 and 37-140762, respectively

(2)  Check the appropriate box if a member of a group ................      (a)  The Reporting Companies are affiliates
                                                                                 with common shareholders.

                                                                            (b)  N/A

(3)  SEC use only


(4)  Source of funds (see instructions) ..............................      00

(5)  Check if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e). ...............................      N/A

(6)  Citizenship or piece of organization ............................      Illinois as to both Reporting Companies

      Number of shares beneficially owned by
      each reporting person with:

(7)   Sole voting power ..............................................      1,000,000

(8)   Shared voting power . ..........................................      0

(9)   Sole dispositive power .........................................      1,000,000

(10)  Shared dispositive power .......................................      0

(11)  Aggregate amount beneficially owned by the Reporting Companies..      1,000,000

(12)  Check if the aggregate amount in Row (11)
      excludes certain shares (see instructions)......................      N/A

(13)  Percent of class represented by amount in Row (11) .............      9.469%

(14)  Type of reporting person (see instructions) ....................      00


                                       2



Item 1. Security and Issuer.

         (a) Title of class:                          Common Stock

         (b) Name and Address of Issuer:              REZconnect Technologies, Inc.
                                                      560 Sylvan Avenue
                                                      Englewood Cliffs, New Jersey 07632


Item 2. Identity and Background of the Reporting Companies.

(a)  Names:                                      yourTravelBiz.com, Inc and YTB Travel &
                                                 Cruises, Ltd.
(b)  Business Address
     (as to both Reporting Companies):           200 West 3rd Street-- Suite 800
                                                 Alton, Illinois 62002

(c) Occupation:
                                                 N/A since Reporting Companies are corporations
(d) Conviction:
                                                 N/A to Reporting Companies and their respective
                                                 principals
(e) Civil Proceedings:
                                                 N/A to Reporting Companies and their respective
                                                 principals

(f) State of Incorporation:                      Illinois as to both Reporting Companies


Item 3. Source and Amount of Funds or Other Consideration.

On February 11, 2003, the Board of Directors of REZconnect Technologies, Inc. ("Issuer") approved and ratified the issuance of restricted stock to service the respective Reporting Companies with regard to their web sites and travel services for a twenty (20) year period. Specifically, 800,000 restricted shares were issued to yourTravelBiz.com, Inc ("YTB") and 200,000 restricted shares were issued to YTB Travel & Cruises, Ltd., ("YTBTC"). (Collectively, YTB and YTBTC are referred to as the "Reporting Companies".)

Issuer and the Reporting Companies have entered into this long term relationship in the belief it is mutually beneficial and gives each party a vested interest in the business of the others. Under the Agreement executed February 6, 2003 (conditional upon Board approval of the Issuer given February 11, 2003).

(1) The restricted shares issued to the Reporting Companies were valued at $ .22 per share.

(2) Upon conclusion of the twenty (20) year term, the Agreement will remain in effect on the same terms and conditions unless notice to terminate is given by either party at least six (6) months in advance.


(3) Issuer will be responsible for and provide booking links to the Issuer and to each of the registered members of the Reporting Companies pursuant to its network marketing program. Each such registered member is required to have a website and will utilize the booking engine provided by the Issuer.

(4) The Issuer shall be paid monthly a sliding fee for providing the booking engines to the registered members of the Reporting Companies at breakpoints of 1-500 members ($10 per member per month), 5001-1,000 members ($7.00 per member per month) and over 1,000 members ($5.00 per member per month).

(5) The Issuer and the Reporting Companies will also share revenue generated through the joint efforts contemplated in the Agreement on a 10/90 basis, such revenue sharing extending to airline ticketing revenue and superceding any prior agreements between the parties.

(6) The Reporting Companies retain sole discretion over the content of their website(s).

(7) Subject to certain enumerated exceptions and certain notice provisions, the Agreement provides that the Reporting Companies will not use any booking engines unless contracted through Issuer and/or if a booking engine owned by Issuer is used, the gross and net income thereby generated is competitive with other comparable products available on the open market.

(8) The Agreement provides for monthly accounting and payments by the Reporting Companies to the Issuer and normal provisions relating to indemnification, cooperation and arbitration in the event of a dispute.

Item 4. Purpose of Transaction.

The purpose of the transaction is only for investment and the provision of the indicated travel services. The Reporting Companies are not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

         (a) Aggregate Number and %: 10,362,983 Common Shares of which 1,000,000 are owned by the Reporting Companies -- i.e., 9.469% of the total outstanding after reflecting the issuance of the shares which are the subject of this
Schedule 13D.

         (b) Power to Vote or Dispose of Shares: The Reporting Companies have the power to vote or dispose of 1,000,000 shares, none of which are the subject of shared power to vote or dispose of.

         (c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Companies beyond those described in Item 3 specifically and this Schedule 13D generally. Information contained in
Item 3 above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.


Item 7. Material to be Filed as Exhibits.


        None


                                    Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D on behalf of yourTravelBiz.com, Inc. and YTB Travel and Cruises, Ltd., respectively, the Reporting Companies, is true, complete and correct.


Dated: April 4, 2003
                                   yourTravelBiz.com, Inc.


                                   /s/ James Scott Tomer
                                   ----------------------------
                                   James Scott Tomer, President


Dated: April 4, 2003
                                   YTB Travel and Cruises, Ltd.


                                  /s/ James Kim Sorensen
                                  -----------------------------
                                  James Kim Sorensen, President